



InovaUS Small Business Bond™

*SLN Management, LLC operates under the Inova US and Inova brands

Bond Terms:

Bond Yield: 5%

Target Raise Amount: $300,000

Offering End Date: January 31, 2021

Repayment Period: 7 years (84 months)

Minimum Raise Amount $150,000

Company Details:

Name: SLN Management, LLC (Inova US)

Founded: 2007

Address: 50 W Mashta Dr Ste 4, Key Biscayne, FL 33149

Industry: Online Retailer

Employees: 12

Website: inovaus.com

Use of Funds Allocation:

$300,000 – Working Capital

Social:

Combined brand social media recognition

Facebook: 74.8K Followers

Instagram: 14.6K Followers





Business Metrics

	Most recent fiscal year-end: 2019	Prior fiscal year-end: 2018
Total Assets	$ 9,890,578	$ 10,620,615
Cash & Cash Equivalents	$ 143,426	$ 2,170,414
Accounts Receivable	$ 7,617,403	$ 7,014,673
Short-term Debt	$ 2,301,115	$ 2,577,599
Long-term Debt	$0	$0
Revenues / Sales	$ 6,134,331	$ 11,390,557
Cost of Goods Sold	$ 1,860,038	$ 6,111,358
Taxes & Licenses	$ 3,479	$1,528
Net Income	$ 1,927,829	$ 2,644,664
Gross Margins	69%	46%

Recognition
- Top 10k Amazon Seller
- Top 5k in Sports and Outdoors for the MaxiClimber

About

Inova US is a Direct response Marketing firm and top 10K seller on Amazon (Top 5K in Sports and Outdoors for MaxiClimber). We offer a range of innovative products in the health and fitness category. We stand out by offering excellent value, outstanding customer service and innovative products. Our vision is to build brands that improve our lives and the health of our customers, offered at great value, while providing outstanding customer support throughout the journey.

Inova is proud to offer our products to extraordinary people. We are innovative and create exciting new products, designed to make our customers' lives better. We use our passion and creative skills to inspire and engage with our customers on TV and online.

Inova's top brands include MaxiClimber and Aeroski, unique equipment at an affordable value in the home-fitness category, Colageina 10, the skin-care secret of Latin women for over 10 years, and most recently Skoon Cat Litter, a new and innovative solution aimed at disrupting the cat litter space. Sales and distribution channels for Inova products include TV, Retail, Online, and Marketplaces.

Located in Miami Florida, we strive to deliver superior quality and great value with no-questions asked, total satisfaction guarantee.

For more information, contact our Customer Support Team at support@thesmbx.com

